EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Financial Engines, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-186790, 333-166790 and 333-179609) on Form S-8 of Financial Engines, Inc. of our report dated February 20, 2014, with respect to the consolidated balance sheets of Financial Engines, Inc. and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of earnings, stockholder’s equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Financial Engines, Inc.

/s/ KPMG LLP

Santa Clara, California
February 20, 2014